

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Via E-mail
The Bank of Nova Scotia
Sean McGuckin
Executive Vice President and Chief Financial Officer
44 King St. West, Scotia Plaza, 8th floor
Toronto, Ontario, Canada M5H 1H1

    Re: The Bank of Nova Scotia
             Form 40-F for the Fiscal Year Ended October 31, 2011
             Filed December 2, 2011
             File No. 002-09048

Dear Mr. McGuckin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended October 31, 2011

Exhibit 2 – Management's Discussion and Analysis

Table 6: Average balance sheet and interest margin, page 31

1. We note your average balance sheets and the average yield for each major category of interest-bearing asset and interest-bearing liability. Please revise your future filings to include the amount of interest earned or paid on each of these major categories as required by Item I.B.1 of Industry Guide III.

Credit Quality, page 34

2. We note your credit quality disclosures for your loan portfolio here and in Note 4 of your financial statements. Please tell us and revise to disclose in your future filings the

amount of potential problem loans or loans that are not disclosed pursuant to Item III.C.1 of Industry Guide III, but where known information about possible credit problems of borrowers causes you to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Risk Measurement Summary, page 71

3. We note you use gap analysis, simulation modeling, sensitivity analysis and VaR to assess exposures to interest rate risk and for planning purposes. We also note from Table 34 on page 72 that as the rates increase so does annual income, but the economic value of shareholders' equity declines. Please revise your disclosure in future filings to provide context as to how investors should view the output of the models presented on pages 71 and 72 for interest rate risk measurement. For example, disclose the metrics to which management compares the output of each model, expand your disclosure on the policies and global limits management has set and their procedures for addressing any breaches of the internal limits for the modeled outputs, and discuss whether any breaches of the internal limits have occurred during the periods presented.

Liquidity Risk, page 73

4. We note the disclosure on page 74 that your principal sources of funding include capital, core deposits from retail and commercial clients, and wholesale funding. You state on page 75 that wholesale funding activities are diversified through the use of a number of different funding programs to access the global financial markets and extend your maturity profile, as appropriate. Please address the following regarding these disclosures and your overall liquidity sources in your response as well as your future filings:

- Expand the discussion of your wholesale funding activities to include a transparent description of the funding programs you use and maintain, and to identify the nature of your counterparties;

- Clearly discuss how you use these programs, as noted above, to extend your maturity profile;

- Revise to discuss the sensitivity of the various sources of liquidity, as identified, to market conditions and fluctuations; and

- Revise to clearly differentiate the sources available and accessed on a routine basis from those of which you plan to rely on when other liquidity sources are less available, such as those defined in your liquidity contingency plan referred to on page 74.

Fair value of financial instruments, page 79

5. We note your valuation technique disclosures for level two and three measurements here and in Note 26 of your consolidated financial statements. Please revise your future filings either here or within your fair value measurement disclosures (as presented under IFRS) to provide more robust disclosure of your valuation techniques, including both the types of models used and the significant inputs to such models. Also disclose whether any of your fair value measurements rely on broker quotes or independent pricing services, and if so, how such prices are validated.

Table 52: Volume/rate analysis of changes in net interest income, page 98

6. Please revise your future filings to disaggregate the changes in net interest income by each major category of interest-earning asset and interest-bearing liability as required by Item I.C of Industry Guide III.

Exhibit 3 – Consolidated Financial Statements

Note 1 - Significant accounting policies, page 117

Loans, page 119

7. We note your policy for impaired loans that interest recognition is ceased and payments received on impaired loans are credited to the carrying value of the loan and not interest income. Please revise your future filings to disclose the amount of gross interest income that would have been recorded in the period then ended if the impaired loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period. Refer to the instructions of Item III.C.1 in Industry Guide III.

Note 4 - Loans, page 126

8. We note the subtotal of loans in the '(b) loans and acceptances by type of borrower' tabular disclosure on page 127 is higher than the subtotal in the '(a) loans outstanding by geography' table on page 126. We also note that the subtotals for each class of loans, like residential mortgages, in table (b) are less than the total of these same classes in table (a). Please tell us and revise your future filings to explain the differences, other than the inclusion of acceptances in table (b), in the loan subtotals of each table. For example, disclose whether table (b) is also net of unearned income and whether the balance column is net of the specific allowance.

Note 10 - Deposits, page 132

9. We note your tabular disclosure of deposits by business line and deposit type, the contractual maturities table on page 156 that includes deposits in the aggregate, and average deposits by business line in table T6 on page 31 of exhibit two. Please revise your future filings either here or in MD&A to present the average amount of and the average rate paid on each deposit category (e.g. interest-bearing demand deposits), that is in excess of 10 percent of average total deposits as required by Industry Guide III Item V.A. In addition, disclose the amount of time certificates of deposit and other time deposits in the amount of $100,000 or more by time remaining until maturity of three months or less; over three through six months; over six through 12 months; and over 12 months as of the end of the latest reported period.

Note 29 - Acquisitions, page 167

10. We note you acquired the remaining 81% of DundeeWealth, Inc during Fiscal 2011 and that your consideration included cash and the issuance of common and preferred shares. We also note your disclosure beginning on page 140 that you converted the former stock options, share bonus awards, and retention awards of DundeeWealth to options based on your common shares. Please tell us how you accounted for these exchanges, the impact to the purchase consideration and/or compensation expense recorded, and whether the exchange includes future compensation expense. In addition, address whether there are difference(s) between Canadian GAAP and U.S. GAAP and Canadian GAAP to IFRS in the accounting for the share-based payment awards in a business combination.

Note 30 - Reconciliation of Canadian and United States GAAP, page 168

(a) Consolidation of variable interest entities, page 169

11. We note you consolidated your U.S. based multi-seller conduit as a result of the adoption of ASC Topic 810. Your disclosure on page 130 states that you sponsor three multi-seller conduits, two Canadian-based and one in the U.S. You also disclose on page 123 that you consolidated one Bank-sponsored multi-seller conduit and certain capital instrument trusts upon adoption of IFRS. Please address the following:

- Explain the key differences between your Canadian-based and U.S.-based multi-seller conduits and why you only consolidated the U.S.-based conduit under ASC Topic 810.

- Revise your future filings to disclose which of your sponsored multi-seller conduits are consolidated under IFRS. In addition, provide a discussion similar to the one requested in the first bullet on why you consolidated only one of the three sponsored multi-seller conduits under IFRS.

- Revise your future filings to clearly disclose which of the capital instruments you consolidated and de-consolidated under IFRS and why. Describe the capital instruments in the same manner as described in Note 6 of your Canadian GAAP financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief